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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 19341
(Amendment No. 1)

Standard Motor Products, Inc.

(Name of Issuer)

Common Stock, par value $2.00 per share

(Title of Class of Securities)

853666105

(CUSIP Number)

Michael L. DeBacker
Dana Corporation
4500 Dorr Street
Toledo, Ohio 43615
(419) 535-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2005

(Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 9 Pages)

     1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 853666105			Page 2 of 9 Pages

1.	Name of Reporting Person: Dana Corporation		I.R.S. Identification Nos. of above persons (entities only): 34-4361040

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Virginia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 853666105			Page 3 of 9 Pages

1.	Name of Reporting Person: BWDAC, Inc		I.R.S. Identification Nos. of above persons (entities only): 06-1043482

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 853666105	Schedule 13D	Page 4 of 9 Pages
     This Amendment No. 1 (this “Amendment No. 1”) is filed on behalf of Dana Corporation, a Virginia corporation (“Dana”) and BWDAC, Inc., a Delaware corporation formerly known as BWD Automotive Corporation (collectively, the “Reporting Persons”). This Amendment No. 1 amends and supplements the Schedule 13D (the “Schedule 13D”) filed on behalf of the Reporting Persons, Automotive Controls Corp., a Connecticut corporation, Pacer Industries, Inc., a Missouri corporation, Ristance Corporation, an Indiana corporation, and Engine Controls Distribution Services, Inc., a Delaware corporation, with the Securities and Exchange Commission on July 8, 2003, relating to the common stock, par value $2.00 per share (the “Common Stock”), of Standard Motor Products, Inc., a New York corporation (the “Issuer”). Subsequent to filing the Schedule 13D and prior to filing this Amendment No. 1, Automotive Controls Corp., Pacer Industries, Inc., Ristance Corporation and Engine Controls Distribution Services, Inc. were merged with and into Dana with Dana surviving. Except as set forth in this Amendment No. 1, the Schedule 13D remains unmodified. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     The following sentence is added to the end of Item 5 of the Schedule 13D:
     Pursuant to the Repurchase and Repayment Agreement (the “Repurchase Agreement”), dated as of December 29, 2005, the Issuer repurchased from Dana in a private sale all 1,378,760 of the shares of Common Stock beneficially owned by Dana at a repurchase price of $8.63 per share for an aggregate repurchase price of $11,898,699.
     On December 29, 2005, the Reporting Persons ceased to be beneficial owners of more than 5% of the outstanding Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     The following sentence is added to the end of Item 6 of the Schedule 13D:
     Pursuant to the Repurchase Agreement, the Issuer pre-paid the principal amount and all accrued and unpaid interest on the Note, and Dana no longer has any right, title or interest in or to the Note. Also pursuant to the Repurchase Agreement, the Share Ownership Agreement automatically terminated and is of no further force and effect.

CUSIP No. 853666105	Schedule 13D	Page 5 of 9 Pages
Item 7. Material to be Filed as Exhibits.

Exhibit 1*	Asset Purchase Agreement, dated as of February 7, 2003, by and among Dana Corporation, Automatic Controls Corp., BWD Automotive Corporation, Pacer Industries, Inc., Ristance Corporation, Engine Controls Distribution Services, Inc. and Standard Motor Products, Inc.

Exhibit 2*	Promissory Note in the principal amount of $15.125 million, dated as of June 30, 2003, made by Standard Motor Products, Inc. payable to Dana Corporation.

Exhibit 3*	Share Ownership Agreement, dated as of June 30, 2003, by and between Standard Motor Products, Inc. and Dana Corporation.

Exhibit 4*	Joint Filing Agreement, dated as of July 8, 2003, by and among Dana Corporation, Automotive Controls Corp., BWD Automotive Corporation, Pacer Industries, Inc., Ristance Corporation and Engine Controls Distribution Services, Inc.

Exhibit 5	Repurchase and Prepayment Agreement, dated as of December 29, 2005, by and between Standard Motor Products, Inc. and Dana Corporation.

*Previously filed.
[Remainder of page is intentionally left blank. Signatures begin on next page.]

CUSIP No. 853666105	Schedule 13D	Page 6 of 9 Pages
SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Dated: January 4, 2006

DANA CORPORATION

By:	/s/ Michael L. DeBacker

Name: Michael L. DeBacker
Title: Vice President

BWDAC, INC.

By:	/s/ Teresa Mulawa

Name: Teresa Mulawa
Title: Treasurer

CUSIP No. 853666105	Schedule 13D	Page 7 of 9 Pages
SCHEDULE I
     Schedule I of the Schedule 13D is hereby deleted and replaced in its entirety by the following:
     Unless otherwise noted herein, each person listed herein (i) performs his or her principal occupation at Dana Corporation, (ii) has a principal business address of 4500 Dorr Street, Toledo, Ohio 43615, and (iii) is a United States citizen.
     None of the persons listed herein has, during the last five years, (i) been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
DANA CORPORATION
Directors:
A. Charles Baillie
Former Chairman of The Toronto-Dominion Bank
Toronto Dominion Center, 55 King Street, West — 4th Floor, Toronto, Ontario M5K 1A2, Canada
(Canadian citizen)
David E. Berges
Chairman of the Board and Chief Executive Officer of Hexcel Corporation, a leading international producer of composite materials, reinforcements and structures serving aerospace, defense, electronics and other industrial markets
Michael J. Burns
Chief Executive Officer, President, Chief Operating Officer and Chairman of the Board of Dana
Corporation
Edmund M. Carpenter
Chief Executive Officer and President of Barnes Group, Inc., a diversified international company that serves a range of industrial and transportation markets
123 Main Street, Bristol, CT 06011
Richard M. Gabrys
Mr. Gabrys is President and Chief Executive Officer of Mears Investments LLC, a family investment company,
70 Grand Parade London N4 1DU
Samir G. Gibara
Former Chairman of the Board of The Goodyear Tire & Rubber Company, which manufactures and markets tires, rubber, chemical and plastics products
Cheryl W. Grise
President, Utility Group of Northeast Utilities, a utility company,
P.O. Box 270, Hartford, CT 06141

CUSIP No. 853666105	Schedule 13D	Page 8 of 9 Pages
James P. Kelly
Former Chairman and Chief Executive Officer of United Parcel Service Inc., a delivery service company
Marilyn R. Marks
Former Chairman of Dorsey Trailers, Inc., a manufacturer of truck trailers
Richard B. Priory
Former Chairman and Chief Executive Officer of Duke Energy Corporation, a supplier of energy and related services
Executive Officers:
Michael J. Burns
Chief Executive Officer and President
Robert C. Richter
Chief Financial Officer
Nick Stanage
President — Heavy Vehicle Technologies and Systems Group
Michael L. DeBacker
Vice President, General Counsel and Secretary
Richard J. Dyer
Chief Accounting Officer

CUSIP No. 853666105	Schedule 13D	Page 9 of 9 Pages
BWDAC, INC.
Directors and Executive Officers:
Rodney R. Filcek
Director and President
Marc S. Levin
Vice President and Secretary
Robert M. Leonardi
Vice President
Teresa Mulawa
Treasurer